1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2005

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F  Ö                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                          No   Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere in Asia;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation, in particular franchised buses and public light buses;

•	the Company’s ability to complete property developments on time and within budget;

•	competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the possible merger of the Company with the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Unaudited Results for Six Months Ended June 30, 2005, dated August 2, 2005	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: August 3, 2005

Exhibit 1.1

MTR CORPORATION LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

ANNOUNCEMENT OF UNAUDITED RESULTS

FOR SIX MONTHS ENDED 30 JUNE 2005

HIGHLIGHTS

Financial

•	Revenue increased 10.0% to HK$4,385 million with improvement in all businesses

•	Operating margin before depreciation rose 2.6% points to 58.0%

•	Property development profit of HK$1,520 million

•	Surplus on revaluation of investment properties of HK$1,015 million, before deferred tax, recognised as income under new accounting standard

•	Net profit attributable to shareholders, excluding investment properties revaluation, increased 50.8% to HK$1,769 million. Including investment properties revaluation, net profit increased 122.2% to HK$2,606 million

•	Net cash generated, after dividends, interest and all other cash expenditures, increased to HK$1,044 million for the first six months of 2005 from HK$285 million in the comparable prior year period

•	Gross debt / equity ratio at period end improved to 45.4% from 49.1% at 2004 year-end

•	Interim dividend of HK$0.14 per share

Operational

•	Patronage increased 2.5% to 418 million

•	Requirements under Operating Agreement and own Customer Service Pledges either met or exceeded

•	Revenue growth in station commercial, property rental and other businesses outpaced economic growth

•	Property development profit benefited from robust property market in Hong Kong

•	Disneyland Resort Line opened on 1 August 2005

•	Government decision to proceed with further planning and preparations for West Island Line

•	Construction of Tung Chung Cable Car on schedule

•	Progress achieved in Mainland of China and Europe growth strategy

The Directors of MTR Corporation Limited (“the Company” or “MTRCL”) are pleased to announce the unaudited interim results of the Company and its subsidiaries (“the Group”) for the half-year ended 30 June 2005 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT (HK$ MILLION)

Half-year ended 30 June	2005		2004
	(Unaudited)		(Unaudited and restated)

Fare revenue		2,988		2,871
Station commercial and other revenue		754		579
Rental and management income		643		537

Turnover		4,385		3,987

Staff costs and related expenses		(740)		(774)
Energy and utilities		(250)		(252)
Operational rent and rates		(45)		(34)
Stores and spares consumed		(51)		(54)
Repairs and maintenance		(235)		(244)
Railway support services		(37)		(36)
Expenses relating to station commercial and other businesses		(162)		(128)
Property ownership and management expenses		(101)		(94)
Project study and business development expenses		(72)		(29)
General and administration expenses		(78)		(70)
Other expenses		(73)		(63)

Operating expenses before depreciation		(1,844)		(1,778)

Operating profit from railway and related operations before depreciation		2,541		2,209

Profit on property developments		1,520		1,153

Operating profit before depreciation		4,061		3,362

Depreciation		(1,362)		(1,244)

Operating profit before interest and finance charges		2,699		2,118

Interest and finance charges		(634)		(743)
Change in fair value of investment properties		1,015		—
Share of profit / (loss) of non-controlled subsidiary and associate		19		20

Profit before taxation		3,099		1,395

Income tax		(493)		(222)

Profit attributable to shareholders		2,606		1,173

Dividend
Interim dividend declared after the balance sheet date		764		750

Earnings per share:
- Basic	HK$	0.48	HK$	0.22
- Diluted	HK$	0.48	HK$	0.22

CONSOLIDATED BALANCE SHEET (HK$ MILLION)

	As at 30 June 2005	As at 31 December 2004
	(Unaudited)	(Audited and restated)
Assets
Fixed assets
- Investment properties	18,046	16,687
- Other property, plant and equipment	82,309	83,005

	100,355	99,692
Railway construction in progress	1,441	962
Property development in progress	2,752	2,088
Deferred expenditure	174	243
Prepaid premium for land leases	614	621
Interest in non-controlled subsidiary	88	63
Deferred tax assets	17	15
Investments in held-to-maturity securities	212	202
Staff housing loans	39	47
Properties held for sale	339	815
Derivative financial assets	525	—
Stores and spares	247	248
Debtors, deposits and payments in advance	1,094	1,276
Amounts due from the Government and other related parties	151	133
Cash and cash equivalents	197	269

	108,245	106,674

Liabilities
Bank overdrafts	17	11
Short-term loans	137	—
Creditors, accrued charges and provisions	2,878	3,037
Current taxation	7	3
Contract retentions	182	240
Amounts due to the Government and other related parties	15	1
Loans and obligations under finance leases	28,999	30,367
Derivative financial liabilities	233	—
Deferred liabilities	115	109
Deferred income	4,539	4,638
Deferred tax liabilities	6,901	6,368

	44,023	44,774

Net assets	64,222	61,900

Equity
Share capital, share premium and capital reserve	37,058	36,269
Other reserves	27,156	25,623

Total equity attributable to equity holders of the Company	64,214	61,892
Minority interests	8	8

Total equity	64,222	61,900

Notes: -

1. INDEPENDENT REVIEW

The interim results for the half-year ended 30 June 2005 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), by KPMG, whose unmodified review report is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Group’s Audit Committee.

2. ADOPTION OF NEW HONG KONG FINANCIAL REPORTING STANDARDS

A	The Group has adopted all Hong Kong Financial Reporting Standards (“HKFRSs”) (which include all Hong Kong Accounting Standards (“HKASs”), Interpretations issued by the Standing Interpretations Committee of International Accounting Standards Board (HK(SIC)-Ints) and Interpretations issued by the HKICPA (HK-Ints)) issued up to 30 June 2005 pertinent to its operations. The applicable HKFRSs are set out below and the interim financial report for the half-year period ended 30 June 2004 has been restated in accordance with the relevant requirements except for HKAS 39 which is adopted prospectively as of 1 January 2005.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 20	Accounting for Government Grants and Disclosure of Government Assistance

HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK(SIC)-Int 15	Operating Leases – Incentives
HK(SIC)-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HK(SIC)-Int 27	Evaluating the Substance of Transaction Involving the Legal Forms of a Lease
HK-Int 2	The Appropriate Accounting Policies for Hotel Properties
HK-Int 3	Revenue – Pre-completion Contracts for the Sale of Development Properties
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of the above new HKFRSs has the following impacts on the Group’s accounting policies:

(i) The adoption of HKASs 1, 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 20, 21, 23, 24, 27, 31, 33, 34, 36, 37, HKFRS 3,

HK(SIC)-Ints 15, 27 and HK-Ints 3, 4 do not result in substantial changes to the Group’s accounting policies. In summary:

•	HKAS 1 affects certain presentation and disclosure of the accounts;

•	HKASs 2, 8, 16 and 27 affect certain disclosure of the accounts; and

•	HKASs 7, 10, 11, 12, 14, 18, 19, 20, 21, 23, 24, 31, 33, 34, 36, 37, HKFRS 3, HK(SIC)-Ints 15, 27 and HK-Ints 3, 4 do not have any impact as the Group’s accounting policies already comply with those standards.

(ii) The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings were previously accounted for as finance leases and were stated at cost or valuation less accumulated depreciation. In accordance with HKAS 17, a lease of land and building should be split into a lease of land and a lease of building according to their fair value at inception. A lease of land is an operating lease and a lease of building is a finance lease unless the two elements can not be allocated reliably, in which case the entire lease is classified as a finance lease. Pursuant to these requirements, the land premium paid for distinguishable leasehold land is accounted for as an operating lease and amortised over its unexpired lease term, whereas undistinguishable leasehold land and building is stated collectively at valuation less accumulated depreciation.

(iii) The adoption of HKASs 32 and 39 has resulted in a change in accounting policy for recognition, measurement and disclosure of financial instruments. Prior to 1 January 2005, derivatives of the Group were not recorded on the balance sheet based on the then prevailing accounting standards. In accordance with the provisions of HKAS 39, all derivatives have been recognised at their fair value on the balance sheet on 1 January 2005. Subject to meeting the requirements to qualify for hedge accounting, those underlying financial liabilities, such as loans that are designed as hedged items for fair value hedges, have been revalued at their fair values with corresponding adjustments made to their carrying amounts on the balance sheet. Depending on the type of hedging relationship, subsequent changes in fair value of derivatives and hedged items are to be charged to the profit and loss account or directly transferred to hedging reserve.

(iv) The adoption of HKAS 40 has resulted in a change in accounting policy for the Group’s investment properties. In prior years, increases in the valuation of investment property were credited to the investment property revaluation reserve while decreases in the valuation of investment property were firstly set off against the surplus of the investment property revaluation reserve and thereafter charged to the profit and loss account. Following the adoption of HKAS 40, all changes in valuation of the investment property are to be recognised in the profit and loss account.

(v) The adoption of HKFRS 2 has resulted in a change in accounting policy for employee share options and other share-based payments. Prior to this, the provision of share options and share-based payments to employees did not result in a charge to profit and loss account. Following the adoption of HKFRS 2, the fair value of share options and share-based payments at grant date are amortised over the relevant vesting periods to the profit and loss account.

(vi) The adoption of HK(SIC)-Int 21 has resulted in a change in accounting policy for the deferred tax treatment on the Group’s investment properties. Prior to 1 January 2005, deferred tax on changes in fair value of investment properties arising from revaluation was not provided on the basis that the recovery of the carrying amount would be through sale and was calculated at the tax rate applicable on eventual sale, which in Hong Kong is nil. Following the adoption of HK(SIC)-Int 21, the deferred tax arising from revaluation of the investment properties is required to be valued on the basis that the recovery of the carrying amount of the properties would be through use and calculated at the profits tax rate and is charged to the profit and loss account.

(vii) The adoption of HK-Int 2 has resulted in a change in accounting policy on depreciation of the Group’s rails assets. In prior years, certain rails assets subject to continuous repair and maintenance had been carried at historical cost without depreciation as those assets are being maintained in their perfect working conditions, while the related repair and maintenance and replacement cost of which was charged to the profit and loss account as revenue expenses. Following the implementation of HK-Int 2, depreciation is provided on such rails assets and charged to the profit and loss account while rail replacement cost is capitalised and depreciated.

B	(i) Pursuant to HKAS 8 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current and prior periods presented), the Group has retrospectively restated the opening balances of the retained profits as at 1 January 2004 and 2005 to take into account the effects of changes in the above accounting policies, except for HKASs 32 and 39 and HK-Int 2 (notes 2B(ii) and (iii)) which are applied prospectively. The previously reported net profit for the six months ended 30 June 2004 and for the year ended 31 December 2004 have also been adjusted. These effects are summarised as follows:

	Effects of adopting
HK$ Million	HKAS 17	HKAS 40	HKFRS 2	HK(SIC) -Int 21	Total
Effects on periods prior to 2004:
Decrease in depreciation	98	—	—	—	98
Increase in land lease expense	(98)	—	—	—	(98)
Revaluation gain on investment properties	—	6,682	—	—	6,682
Increase in deferred tax	—	—	—	(1,169)	(1,169)

Increase in retained profits	—	6,682	—	(1,169)	5,513

Effects on 2004:
(a) 6 months ended 30 June 2004
Decrease in depreciation	7	—	—	—	7
Increase in land lease expense	(7)	—	—	—	(7)
Increase in staff costs and related expenses for share option schemes	—	—	(2)	—	(2)

	— -------	— -------	(2 -------)	— -------	(2 -------)
(b) 6 months ended 31 December 2004
Decrease in depreciation	7	—	—	—	7
Increase in land lease expense	(7)	—	—	—	(7)
Revaluation gain on investment properties	—	2,486	—	—	2,486
Increase in deferred tax	—	—	—	(435)	(435)
Increase in staff costs and related expenses for share option schemes	—	—	(2)	—	(2)

	— -------	2,486 -------	(2 -------)	(435 -------)	2,049 -------

Increase in profit for the year ended 31 December 2004*	—	2,486	(4)	(435)	2,047

Increase in retained profits as at 31 December 2004	—	9,168	(4)	(1,604)	7,560

*	Restated profit for the year ended 31 December 2004 is HK$6,543 million, after taking into account the prior year adjustments of HK$2,047 million due to changes in accounting policies.

(ii) Following the prospective adoption of HKASs 32 and 39 from 1 January 2005, the following adjustments were made on the same date:

•	recognise derivatives at fair value on the balance sheet on 1 January 2005 and adjust the balance to retained profits (note 3), except for those qualified for effective cash flow hedges which are recognised in the hedging reserve directly; and

•	revalue those financial assets or financial liabilities that should be valued at fair value and those that should be valued at amortised cost and adjust the balance to retained profits at 1 January 2005.

As a result of the adoption of HKAS 39, profit for the six months ended 30 June 2005 is estimated to be increased by approximately HK$29 million.

(iii) With regard to HK-Int 2, the Company has conducted an assessment of the financial implications of this new interpretation to its accounts and concluded that the impact was not significant and thus no prior period adjustment was considered necessary. The new accounting policy is to be applied prospectively.

Profit for the six months ended 30 June 2005 is estimated to be increased by approximately HK$1 million in this regard.

3. RETAINED PROFITS

The movements of the retained profits during the half-year ended 30 June 2005 and the year ended 31 December 2004 were as follows:

HK$ Million	(Unaudited)
Balance as at 1 January 2005, as previously reported	17,771
Prior period adjustments on effects of changes in accounting policies (note 2B(i))	7,560

25,331
Effect of adoption of new accounting policy with respect to financial instruments (note 2B(ii))	190

Balance as at 1 January 2005, as restated	25,521
Dividend paid	(1,509)
Profit for the period	2,606

Balance as at 30 June 2005	26,618

HK$ Million	(Audited and restated)
Balance as at 1 January 2004, as previously reported	15,506
Prior period adjustments on effects of changes in accounting policies (note 2B(i))	5,513

Balance as at 1 January 2004, as restated	21,019 -------
Dividends paid	(2,231 -------)
Profit for the year, as previously reported	4,496
Effects on changes in accounting policies (note 2B(i))	2,047

Profit for the year, as restated	6,543 -------

Balance as at 31 December 2004	25,331

4. INCOME TAX

Income tax in the consolidated profit and loss account represents:

	Half-year ended 30 June
HK$ Million	2005	2004
	(Unaudited)	(Unaudited)
Current tax – overseas	8	1
Deferred tax expense relating to the origination and reversal of temporary differences on:
- change in fair value of investment properties	178	—
- others	303	219
Share of non-controlled subsidiary’s taxation	4	2

	493	222

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current period’s assessable profits or have sustained tax losses for the half-year period ended 30 June 2005. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

5. DIVIDEND

The Board has resolved to pay an interim dividend of HK$0.14 per share. The Company proposes that a scrip dividend option will be offered to shareholders with a Hong Kong address. The interim dividend will be distributed on or about 27 October 2005 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 1 September 2005. The Company’s majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the half-year period ended 30 June 2005 attributable to shareholders of HK$2,606 million (2004: HK$1,173 million, as restated) and the weighted average number of ordinary shares of 5,394,737,292 in issue during the period (2004: 5,293,223,376).

The calculation of diluted earnings per share is based on the profit for the half-year period ended 30 June 2005 attributable to shareholders of HK$2,606 million (2004: HK$1,173 million, as restated) and the weighted average number of ordinary shares of 5,400,498,206 in issue during the period (2004: 5,299,525,136) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes.

Both basic and diluted earnings per share would have been HK$0.33 (2004: HK$0.22) had changes in fair value of investment properties, net of deferred tax, been excluded in the calculation.

7. SEGMENTAL INFORMATION

	Revenue		Contribution to profit
	Half-year ended 30 June		Half-year ended 30 June
HK$ Million	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Railway operations	2,988	2,871	349	313
Station commercial and other businesses	754	579	525	395

	3,742	3,450	874	708
Property ownership and management	643	537	540	441

	4,385	3,987	1,414	1,149

Property developments			1,520	1,153

			2,934	2,302
Unallocated corporate expenses			(869)	(927)
Change in fair value of investment properties			1,015	—
Share of profit / (loss) of non-controlled subsidiary and associate			19	20
Income tax			(493)	(222)

			2,606	1,173

No geographical analysis is shown as substantially all the principal activities of the Group were carried out in Hong Kong throughout the reporting periods.

8. DEBTORS AND CREDITORS

A	The Group’s debtors, deposits and payments in advance amounted to HK$1,094 million (2004: HK$1,276 million), out of which HK$699 million (2004: HK$892 million) are amounts receivable from rental, advertising and telecommunication activities with due dates ranging from 7 to 50 days, as well as swap interest receivable from fund management activities due in accordance with the respective terms of the agreements. As of 30 June 2005, HK$113 million (2004: HK$202 million) have been overdue out of which HK$36 million (2004: HK$96 million) were overdue by more than 30 days.

B	Creditors, accrued charges and provisions amounted to HK$2,878 million (2004: HK$3,037 million), majority of which relate to capital project payments to be settled upon certification of work in progress, as well as swap interest payable under the terms of respective swap agreements for fund management purposes. The Group has no significant balances of trade creditors resulting from its provision of transportation and related services.

9. PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the half-year ended 30 June 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities.

10. CHARGE ON GROUP ASSETS

None of the Group’s assets are charged or subject to any encumbrance.

11. CORPORATE GOVERNANCE

The Company has complied throughout the half-year ended 30 June 2005 with the Code Provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company’s annual general meetings in accordance with Articles 87 and 88 of the Company’s Articles of Association. Dr. Raymond Ch’ien Kuo-fung, a member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years.

12. PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the Company’s website at www.mtr.com.hk and the website of The Stock Exchange of Hong Kong Limited. The Interim Report will be available at the Company’s website in late August 2005 and will be despatched to shareholders of the Company in mid September 2005.

KEY STATISTICS

	Half-year ended 30 June
	2005	2004
Total passenger boardings
- MTR Lines (in million)	413.6	403.6
- Airport Express Line (in thousands)	4,050	3,835
Average number of passengers (in thousands)
- MTR Lines (weekday)	2,451	2,354
- Airport Express Line (daily)	22.4	21.1
Operating profit from railway and related operations before depreciation as a percentage of turnover	58.0%	55.4%

MANAGEMENT REVIEW AND OUTLOOK

MTR Corporation’s results for the first six months of 2005 showed continued improvement. The Hong Kong economy remained favourable and all of our businesses grew.

Revenues for the six months ended 30 June 2005 rose 10.0% to HK$4,385 million as compared with the same period of 2004. Operating profit from railway and related operations before depreciation rose by 15.0% when compared to the first six months of 2004 whilst property development profits rose 31.8%. As a result, operating profit before interest and finance charges increased 27.4%.

As noted in the 2004 Annual Report, there are a number of new accounting standards which became effective on 1 January 2005 and which have implications on the Company’s reported results. The most significant was that requiring companies to account for investment properties revaluation through the income statement. The application of this standard in the first six months of 2005 led to a pre-tax gain of HK$1.0 billion. Hence our reported profit attributable to shareholders and earnings per share increased by 122.2% and 118.2% respectively when compared with the first half of 2004. Excluding property revaluation gains, the increase in profits attributable to shareholders and earnings per share over the comparable period last year would have been 50.8% and 50.0% respectively. It should be pointed out that none of these accounting standards changes the cashflow of the Company or our underlying performance. Your Board of Directors has declared an interim dividend of HK$0.14 per share, unchanged from last year.

RAILWAY OPERATIONS

For the first six months of 2005, total fare revenue for the MTR Lines and the Airport Express Line (AEL) increased 4.1% to HK$2,988 million. The MTR Lines recorded total patronage of 414 million, a 2.5% increase over the first half of 2004. The average weekday patronage for MTR Lines of 2.45 million was 4.1% higher. The Company’s overall share of total franchised public transport rose slightly to 24.8% from 24.6% in the comparable period of 2004, with the share of cross-harbour trips rising from 59.3% to 60.4%.

With passenger arrivals and departures at Hong Kong International Airport continuing to increase, the AEL saw total passenger numbers rise 5.6% as compared to the first half of 2004. AEL’s market share was maintained at 24%.

MTR Corporation met or exceeded both the requirements under our Operating Agreement and our own more stringent Customer Service Pledges.

Service improvements in the first half included additional trains and higher frequency of departures on AEL during Chinese New Year and Easter holidays. Sunny Bay Station on Tung Chung Line, which connects with the Disneyland Resort Line, was opened to the public on 1 June 2005, followed by the opening of the Disneyland Resort Line on 1 August 2005.

We have enhanced access to the MTR network by new pedestrian links between Kwun Tong Station and Millennium City 5, and between Mong Kok Station and Langham Place.

Extensive marketing campaigns together with promotional programmes supported patronage growth. The “Ride 10 get 1 Free” scheme was extended to July this year, supplemented by shopping and dining discount coupons that reinforced its value for money appeal. In light of the positive economic environment, the “Ride 10 get 1 Free” scheme was replaced on 16 July 2005 by a MTR Club bonus point for free ride programme. Senior citizens and children were again able to enjoy the HK$2 promotion programme on Sundays and public holidays during Chinese New Year and summer holidays.

For AEL, we expanded our promotional partnerships to include American Express, Priceline and Virgin Altantic. Special child’s tickets using the popular cartoon character Doraemon were launched, as well as group tickets featuring scenic views of Japan.

We also continued our efforts to achieve greater integration between MTR and other transport providers, with the introduction of nine intermodal discount promotions. Two more fare saver machines were installed bringing the total to 16.

Station environments were improved with the retrofit of platform screen doors in four more stations. A total of 67 underground platforms are now equipped with platform screen doors. We expect all the 74 underground stations will be retrofitted with platform screen doors by early 2006.

STATION COMMERCIAL AND OTHER BUSINESSES

The Company’s strategy to increase non-fare businesses resulted in robust performance from our station commercial and other businesses. Revenues for the first half of this year rose by 30.2% to HK$754 million over the same period last year.

Advertising revenues benefited from the strong retail sector and increased by 15.8% over the first six months of 2004 to HK$220 million. We shall continue to introduce new advertisement formats in our trains and stations.

Revenues from telecommunication services increased by HK$87 million to HK$201 million. The increase was mainly attributable to the effect of a one-off settlement for the early termination of a contract from a telecommunications service operator. The upgrading of the network to 3G standard continued. It is targeted to complete the roll out of this service by year end.

Station commercial facilities revenues rose by 11.6% to HK$164 million as a result of expansion of retail space under our station renovation programme and increased rental rates. During the six months, renovations in ten stations added 41 new shops, with a 7.0% increase in retail floor area to 20,030 square metres. New trades and brands were attracted to the network, including major pharmacy chain Watsons, fashion chains ebase and IP Zone, Star Bookstore and Eu Yan Sang.

Octopus Cards Limited (Octopus Cards) grew its number of service providers from 299 as at 31 December 2004 to 309 as at 30 June 2005. Cards in circulation rose to 12.4 million and average daily transaction value increased to HK$63.1 million in June 2005. MTR Corporation’s share of pre-tax earnings from the company increased by 45.0% to HK$29 million for the six-month period. By 30 June 2005, 69 more green minibuses had accepted Octopus, bringing the total to 2,711, while red minibuses accepting the card increased by 70 to 120. A further 17 car parks joined the system, bringing the total to 182.

Revenue from external consultancy increased by 31.5% to HK$96 million as compared with the same period last year. In Mainland China, new consulting and training contracts were signed in a number of cities including Beijing, Tianjin, Guangzhou and Shanghai. We also secured another training contract from Taiwan High Speed Rail.

In the Netherlands, the project to build a nation-wide Automatic Fare Collection system, for which Octopus Cards and MTR Corporation are acting as sub-contractors, was commissioned, and production-environment system testing started in April 2005. Full operations are expected to commence this autumn.

FUTURE HONG KONG PROJECTS

The Disneyland Resort Line which connects the Tung Chung Line to the Hong Kong Disneyland Resort opened on 1 August 2005, following the opening of the Sunny Bay Station on 1 June.

Construction of the new AsiaWorld-Expo Station at the end of the AEL at Hong Kong International Airport is progressing on plan to allow opening by the end of 2005. A provisional agreement for a connection from the Airport Station departure platform to the new Skyplaza development by the Airport Authority was signed in July.

Government has announced its decision to proceed with further planning and preparation of the West Island Line which is an extension of the Island Line by three new stations at Sai Ying Pun, University and Kennedy Town. The Company will discuss in the next few months with Government on the scope, cost and funding requirements of this line. The decision on the South Island Line proposal submitted by the Company is pending a review by Government of the planning for tourism and commercial development in the Southern District of Hong Kong Island by the end of this year.

“Ngong Ping 360” (NP360), the brand name for the Tung Chung Cable Car project, was launched on 19 April, with pricing announcement made on 30 June. Combining a cultural themed village, NP360 offers easy access to the Tian Tan Big Buddha at Ngong Ping and a 5.7 kilometres scenic cable car ride over part of Lantau Island. NP360 will become a major tourist attraction in Hong Kong when it opens in 2006.

Work on providing new pedestrian links to the MTR network continues. Excavation of the main tunnel for the Queensway subway linking Admiralty Station with Three Pacific Place is progressing well. Two new schemes are being actively pursued, one for the Pioneer Centre at Prince Edward Station and the other for Cheung Lai Street at Lai Chi Kok Station.

GROWTH OUTSIDE HONG KONG

Expansion of our businesses beyond Hong Kong in pursuit of long term value creation remains a key focus in 2005 and during the first six months, we made considerable progress in the Mainland of China and Europe.

Mainland of China

MTR Corporation signed an Agreement in Principle with the Shenzhen Municipal People’s Government in January 2004 to build Phase 2 of the Shenzhen Metro Line 4 and to operate both Phase 1 and Phase 2 of Line 4 for a period of 30 years. The Shenzhen project follows our well proven “rail and property” model and includes the grant of property development rights directly from the Shenzhen Municipal People’s Government at stations and depots along Line 4, with an aggregate gross floor area of 2.9 million square metres. The total project cost of Phase 2 is estimated at RMB6 billion.

In May 2005, the Company took a major step forward in this build-operate-transfer (BOT) project by initialling the Concession Agreement with the Shenzhen Municipal People’s Government. Preparation works, including detailed design and site investigation, have begun and the construction of Phase 2 is expected to begin when formal approval of the Concession Agreement is obtained from the National Development and Reform Commission of the Central Government.

Concurrent with the initialling of the Concession Agreement, MTR Corporation and the Shenzhen Municipal People’s Government also signed a Memorandum of Understanding (MOU) covering co-operation on investment, construction and operation for Shenzhen Metro Lines 2 and 3. Serving western Shenzhen, the proposed Line 2 is a 14.4 kilometres, 11 stations spur line off Line 1 at Window of the World Station to Shekou West. Line 3 is a 32.8 kilometres line in eastern Shenzhen serving 19 stations from Honglingzhonglu in Lowu district to Longxingjie in Longgang district.

In Beijing, we signed an Agreement in Principle in December 2004 with Beijing Infrastructure Investment Co. Ltd. (BIIC) and Beijing Capital Group (BCG), both subsidiaries of the Beijing Municipal People’s Government, to form a Public-Private Partnership (PPP) company owned 49% by MTR Corporation, 49% by BCG and 2% by BIIC for the investment, construction and operation of the Beijing Metro Line 4. This was followed by our initialling of the Concession Agreement with the Beijing Municipal People’s Government, together with our partners BCG and BIIC in February. Line 4 runs 29 kilometres through 24 stations from Ma Jia Lou Station on the South Fourth Ring Road to Long Bei Cun Station in the northwestern Hai Dian District. The Concession Agreement has a term of 30 years and a total investment of RMB15.3 billion, of which 70% will be funded by the Beijing Municipal People’s Government, and the balance of approximately RMB5 billion by the PPP company. The Agreement now awaits approval from the National Development and Reform Commission of the Central Government.

Following these developments in Shenzhen and Beijing, MTR Corporation entered into an MOU with the Wuhan Municipal People’s Government in May to explore co-operation opportunities for the construction and operation of metro lines in Wuhan, a metropolis of nearly seven million people in the central part of Mainland China. Currently Wuhan operates a 10 kilometres line which is part of a network that is planned to extend to 70 kilometres by 2011.

Europe

In Europe, our activities centre around bidding for train operating franchises, initially in the relatively deregulated U.K. market. These franchises require limited capital investments but do require financial support from MTR Corporation in the form of guarantees or bonds. During the first half of the year we made progress on two franchise bids which we are currently pursuing in the U.K.

The Company holds 29% of a joint-venture with the U.K.’s Great North Eastern Railway Holdings Limited that is bidding for a service contract to operate the Integrated Kent Franchise, a suburban commuter network in Kent, southern England with 179 stations, 1,600 train cars and annual revenue of about GBP300 million. The final bid was due at the end of July. In addition, we are in a 50/50 joint venture with Laing Rail Limited to pursue a similar opportunity for the Thameslink/Great Northern Franchise, which serves London both north and south of the River Thames. The final bid is due at the beginning of September. Outcome of both bids is expected to be known by the end of the year or early next year.

Our prospects in Europe will be supported by the appointment of Mr. Jeremy Long as CEO of our European operations in May. Jeremy is the former Managing Director of Rail for FirstGroup plc and has extensive experience of the U.K. and continental European rail industry.

PROPERTY BUSINESSES

Sentiment in the Hong Kong property market was very strong during the first quarter and part of the second quarter, as employment and wage prospects improved, economic growth continued and investor interest in Hong Kong dollar assets heightened. During the latter part of the second quarter, increases in Hong Kong dollar short term interest rates fed into higher mortgage lending rates, affecting sales volumes in the mass residential market. The luxury residential market was less affected by the increase in interest rate and remained strong throughout the first six months of 2005. Buoyed by the strong economy, rents across the office and retail sectors continued to rise as tight supply met increasing demand, with improvements spreading from prime central locations to secondary locations.

In the first half of 2005, along the Airport Railway, pre-sales of residential units were launched for Tower 10 of Caribbean Coast (Tung Chung Package Three), Le Bleu of Coastal Skyline Phase 2 (Tung Chung Package Two) and The Arch (Kowloon Package Three), all meeting with positive market response, particularly The Arch where sales proceeded faster than originally anticipated. During the period, Occupation Permit for Le Bleu was granted. In Tseung Kwan O, good pre-sale results were achieved at Tseung Kwan O Station for The Grandiose (Area 55b) and also Central Heights (Area 57a) for which Occupation Permit has been secured.

Against this background, our property development business achieved good results in the first half of 2005 with development profits of HK$1,520 million. As stated in our 2004 Annual Report, the bulk of development profits is currently coming from developments along the Airport Railway, where during the first half of 2005, profits were mainly derived from deferred income recognition from Olympic Package Three, the hotel part of Tung Chung Package One as well as from Coastal Skyline and Caribbean Coast (respectively, Tung Chung Packages Two and Three) in line with construction and sales progress. In Tseung Kwan O, we recognised profits in kind on receipt of “The Lane”, a 3,500 square metres shopping centre above Hang Hau Station. The sale of some of the remaining residential units in Residence Oasis, Island Harbourview and Sorrento also contributed to property development profit in the first half of 2005.

In January 2005, Package One of Tseung Kwan O Area 86 was awarded to City Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited, and the Development Agreement was executed in February. Unlike our previous property tenders, the Company undertook to pay half of the assessed Government land premium in the tender to encourage participation from a larger number of property developers which resulted in more favourable profit sharing for the Company.

The Company’s growing portfolio of commercial investment properties achieved satisfactory performance in the first six months of 2005, with rental income increasing by 20.4% over the same period last year, to HK$579 million. From January 2005, the Company was benefited from increased share of rental income from Telford Plaza II. The occupancy of the Company’s portfolio remained at 100%. Growth in consumer spending during the first half also led to increased turnover rent from tenants. Rents were renewed on average 12% higher than previous rental rates. “The Lane” at Hang Hau Station was opened on 1 April 2005 and was fully let on day one, adding 3,500 gross square metres of retail space to the portfolio.

In light of growing competition from new shopping centres opened in the territory, we strive to maintain our competitive position by vigorous promotion programmes, such as image campaign, sales promotion and mega events. We also continued to refine the trade mix in accordance with research into shoppers’ preferences, adding a significant number of new tenants across the portfolio, including Clarins, Leonidas, Cheers Restaurant, Ruby Tuesday and Commercial Press. Pre-leasing of our new flagship mall at Union Square, “Elements”, continued with positive response from prominent retailers, and by the end of June 2005 the commitment rate was approaching 30%.

Our property management business saw steady growth, with revenue rising 15.1% over the corresponding six months of last year to HK$61 million, as Residence Oasis at Hang Hau Station and Towers 6, 7 and 8 of Caribbean Coast were added to our portfolio. In Hong Kong, as at 30 June 2005, the number of residential flats managed by MTR Corporation had risen to 52,653 units, while commercial and office space had increased to 562,296 square metres.

In the Mainland of China, we are developing our property consultancy and management business. We entered into two new contracts to manage luxury residential complexes including Northstar Beiyuan B3 District in Beijing and Mei Li Shan Shui in Chongqing.

FINANCIAL REVIEW AND FINANCING ACTIVITIES

Financial Review

As mentioned in the 2004 Annual Report, the Company’s 2005 financial statements are affected by convergence of the financial reporting standards in Hong Kong with the international standards that became effective on 1 January 2005. A detailed account of the implications as a result of adopting the new standards has been provided in the above explanatory notes. Among those new standards applicable to the Company, the adoption of Hong Kong Accounting Standard (HKAS) 40 on investment property had resulted in a restatement of HK$9,168 million from investment property revaluation reserve to retained earnings in shareholders’ funds. After including a deferred tax charge of HK$1,604 million on the restated earnings from property revaluation and minor adjustments on share-based payment under Hong Kong Financial Reporting Standard 2, shareholders’ funds as at 31 December 2004 was reduced by HK$1,483 million to HK$61,892 million. Together with a minority interest of HK$8 million, total equity as at 31 December 2004 was restated at HK$61,900 million. In addition, the marking of derivative instruments to market value under HKAS 32 and 39 on 1 January 2005 had resulted in retained earnings increasing by HK$190 million together with a negative hedging reserve of HK$66 million on the same day, thereby increasing the total equity on 1 January 2005 to HK$62,024 million. Comparative figures for 2004 have also been restated to comply with HKAS 40, including an increase in profit of HK$2,047 million (after deferred tax of HK$435 million) in respect of the surplus on investment property revaluation during 2004. It should be emphasized that all of these changes are made necessary by the adoption of the new International Financial Reporting Standards in Hong Kong. These changes do not change the cashflow of the Company nor do they change our underlying business performance.

Financial performance for the first half year again surpassed the upswing of the local economy. Total revenue was HK$4,385 million, a 10.0% increase from the same period last year. With increased patronage on the MTR Lines and AEL of respectively 2.5% and 5.6%, fare revenue grew 4.1% to HK$2,988 million. Average fares for MTR and AEL grew by 1.1% and 4.3% respectively. Non-fare revenue including property investment revenue recorded a significant increase of 25.2% to HK$1,397 million, which included a one-off income from settlement of early termination of a contract with a telecommunications service operator.

Operating cost before depreciation for the first half year increased by 3.7% to HK$1,844 million as compared to the same period last year. In 2005, there has been a change in accounting policy on expenditures on rail track replacements. Expenditures relating to rail replacement are now capitalised and amortised over the assets’ useful life via depreciation charges starting from 1 January 2005. In previous years, such expenditures were charged to the profit & loss account in the form of staff cost, consumables and repairs & maintenance. This change led to a reduction in operating costs of approximately HK$40 million and a corresponding increase in depreciation charge of HK$39 million. Without this reduction, the increase in operating cost before depreciation when compared with last year would be 6.0% or HK$106 million, and was mainly due to the expenditures for new business development in Europe and the Mainland of China, an expanded portfolio of non-fare businesses, increased operational rent & rates, as well as the non-recurring adjustment in 2004 on Government rent & rates applicable to the telecommunication business.

Operating profit from railway and related operations before depreciation amounted to HK$2,541 million, which represents an increase of 15.0% when compared with the same period last year. The operating profit margin was 58.0%, 2.6 percentage points higher than last year’s figure.

Property development profit recognised during the first half year amounted to HK$1,520 million, mainly from deferred income relating to Caribbean Coast, Olympic Package Three, Coastal Skyline and Tung Chung Package One as well as from sharing in kind in respect of “The Lane” in Hang Hau Station development along Tseung Kwan O Line. The resulting operating profit before depreciation for the first six months was HK$4,061 million, an increase of 20.8% as compared to the same period last year.

Depreciation charge for the first half year increased by 9.5% to HK$1,362 million mainly as a result of the above mentioned accounting policy change on rail track replacements, as well as depreciation on new assets put into operation. Net interest expense decreased by 14.7% to HK$634 million as a result of reduced borrowings. The change in the market value of investment properties for the first six months amounted to HK$1,015 million, which was recognised in the profit & loss account for the first time following a new accounting standard introduced in January 2005. Together with the share of Octopus Cards’ pre-tax earnings and after our share of the expenditure of our associated company in bidding for the Integrated Kent Franchise, profit before taxation increased by 122.2% to HK$3,099 million. Income tax expenses increased correspondingly by 122.1% to HK$493 million, of which HK$481 million was for non-cash deferred income tax. The Group’s profit for the first half of the year therefore increased by 122.2% to HK$2,606 million. Earnings per share increased to HK$0.48 as compared to HK$0.22 for the same period last year. However, if profit, and the resulting deferred taxation, from the change in market value of investment property is excluded, the Group’s net profit would have been HK$1,769 million or an increase of 50.8% over 2004, and earnings per share would have been HK$0.33.

The Directors have declared an interim dividend of HK$0.14 per share, which is the same as last year. As with previous dividend payments, a scrip dividend option will be offered to all shareholders with Hong Kong addresses. The Company’s majority shareholder, the Financial Secretary Incorporated (FSI), has agreed to extend scrip dividend arrangements for three years up to and including dividends declared for the Company’s financial year ending 31 December 2006. Hence, the FSI will elect to receive all or part of its entitlement to dividends in form of shares to the extent necessary to ensure that a maximum of 50% of MTR Corporation’s dividend will be paid in cash.

The Group’s balance sheet remained strong. Shareholders’ funds increased to HK$64,214 million from retained profit, and an increase in equity from the re-investment of scrip dividends by Government and other shareholders. Major capital expenditures during the first half year related to the Disneyland Resort Line, the Tung Chung Cable Car project and other capital improvement projects. During the period, gross borrowings of the Group reduced from HK$30,378 million to HK$29,153 million, and the gross debt-to-equity ratio improved from 49.1% to 45.4%. Netting off the cash balances, the Group’s net debt-to-equity ratio as at 30 June 2005 was 45.1% as compared with 48.6% as at 31 December 2004.

The Group’s net cash inflow generated from railway and related activities increased to HK$2,562 million for the first half of 2005 from HK$2,301 million for the same period in 2004. Cash receipts from property development projects increased significantly to HK$2,332 million from HK$1,023 million in the first half of 2004. Outflows for capital project payments and interest expenses amounted to HK$2,316 million and HK$721 million respectively. After dividend payments of HK$755 million and other minor movements, the net cash generated increased to HK$1,044 million from HK$285 million in the comparable period in 2004. The net cash outflow, after net loan repayment of HK$1,122 million, was HK$78 million compared to net outflow of HK$3 million in 2004.

Financing Activities

The Group successfully launched a number of Hong Kong dollar bonds totaling HK$1.5 billion between April and June, comprising a HK$500 million 10-year note and two HK$500 million 15-year notes with coupon rates of respectively 4.5%, 4.28% and 4.75%. These transactions not only provide cost attractive fixed rate funds but also help to extend further the Company’s debt maturity profile.

To take advantage of the strong liquidity and tight credit spreads in the banking market, the Group also entered into a number of 7-year and 10-year bilateral facilities totaling HK$2.8 billion with some of our key relationship banks. These new facilities increased the Group’s total undrawn committed banking facilities to HK$7.6 billion as of the end of June 2005, which would provide sufficient cover for our anticipated funding needs well into the second quarter of 2006.

We continued to manage our debt portfolio prudently in accordance with the Company’s Preferred Financing Model to achieve a well-balanced debt profile with adequate risk diversification and forward coverage. As at 30 June 2005, our outstanding borrowings had a well-balanced spread of maturities, with 21% repayable within 2 years, 29% between 2 and 5 years, and 50% beyond 5 years. 66% of our borrowings were based on fixed interest rates, and over 99% of our borrowings were either denominated in or hedged into Hong Kong dollars.

Despite higher short-term interest rates since the second half of last year, the Group’s borrowing cost increased only slightly to 5% during the first half of 2005 from 4.8% in the same period last year, due to our prudent level of fixed rate debt and the attractive terms of the new financings.

HUMAN RESOURCES

Guided by the new Vision, Mission and Core Values that was introduced in 2004, the Company saw continued improvement in staff productivity during the first half of 2005, with staff numbers declining slightly to 6,511 as at 30 June 2005.

OUTLOOK

Despite higher oil prices and increasing interest rates, barring unforeseen circumstances, we expect economic conditions in Hong Kong to remain favourable in the second half of the year.

Our rail business should continue to benefit from a favourable economic environment in Hong Kong as well as the additional passengers from the recently opened Disneyland Resort Line. Likewise, our station commercial and related businesses should also benefit from the economy, although the rate of growth is likely to moderate due to the already strong performance in the second half of 2004 and termination of the telecommunications contract mentioned earlier.

Our property rental business should improve with the full occupancy of our shopping centres and Two IFC as well as higher rental renewals and turnover rent, although at a more moderate rate. Our property management business is also expected to grow with the scheduled addition of 2,021 residential units from Le Bleu, Caribbean Coast Towers 9 to 12, and No. 8 Clear Water Bay Road to our portfolio in the second half of 2005.

In our property development business, as mentioned at the time of our 2004 annual results, the bulk of such property development income for the second half of 2005 will come from properties along the Airport Railway. More specifically, depending on the progress of construction and pre-sales, we expect to recognise a significant portion of the remaining HK$4.4 billion of deferred income over the next year and a half to two years. If Occupation Permit of The Arch in Kowloon Station is issued prior to year-end, we will recognise income from that development this year, and not next year as previously expected. In Tseung Kwan O, we expect to recognise profits from the small 390 residential units development, Central Heights (Area 57a), in the second half of the year. The timing of recognition of other property development profits would be dependent on construction progress, pre-sale results and the issuance of Occupation Permit.

Mr. Phil Gaffney, Managing Director – Operations & Business Development, announced his wish to retire from the Company effective December 2005 after 28 years of dedicated service. MTR Corporation is indebted to the valuable contribution from Phil over these many years. We are pleased that after retirement Phil has agreed to continue to give us advice in our international business particularly in Europe. On Phil’s retirement, Mr. Andrew McCusker will take over as Acting Operations Director. Andrew has been with MTR Corporation for over 18 years and since 1 March 2004 has been Deputy Operations Director. Finally, I take this opportunity to thank my fellow Directors, management and all staff of the Company as well as our other stakeholders for their support.

By Order of the Board

C K Chow

Chief Executive Officer

Hong Kong, 2 August 2005

The financial information set out above does not constitute the Group’s statutory financial statements for the 6 months ended 30 June 2005 and 2004, but is derived from those financial statements.

Certain statements contained in this Press Announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2004 filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 26 August 2005 to 1 September 2005 (both dates inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4 p.m. on 25 August 2005. It is expected that the interim dividend will be paid on or about 27 October 2005.

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk

*	independent non-executive directors
**	non-executive directors